Jacob Funds, Inc.
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

July 9, 2020

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Jacob Funds, Inc. (the “Company”)
File No. 811-09447
Jacob Internet Fund (S000005257)
Jacob Micro Cap Growth Fund (S000038991)
Jacob Small Cap Growth Fund (S000027365)

Dear Ms. Rotter:

This correspondence is being filed in response to the oral comments and suggestions provided by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) on June 30, 2020, regarding the Commission’s Review of the Company’s Annual Report dated August 31, 2019 and amended Semi-Annual Report dated February 29, 2020 and filed June 17, 2020 on Form N-CSRS/A.

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Company’s response.

1.
Staff Comment: With respect to each of the captioned funds, please confirm in correspondence that there are no components of other accrued expenses or other liabilities that should be separately classified on the Statement of Assets and Liabilities.

Response: The Staff’s comment has been noted and the Jacob Internet Fund, the Jacob Micro Cap Growth Fund and the Jacob Small Cap Growth Fund confirm that there are no components of other accrued expenses or liabilities that are deemed material to each Fund that should have been classified separately on the Statement of Assets and Liabilities. The Jacob Internet Fund, the Jacob Micro Cap Growth Fund and the Jacob Small Cap Growth Fund will each break out and separate any accrued liability representing more than 5% of each Fund’s total liabilities as specific line items in future filings.

2.	Staff Comment: The Staff notes that an amended Form N-CSRS/A was filed on June 17, 2020. The required certifications were not updated. Please update the certifications and refile the amended report.

Response: The Company responds by stating its intent to refile the Form N-CSRS/A with updated certifications.

Very truly yours,

/s/ Ryan Jacob
Ryan Jacob
Chief Executive Officer

cc:    Stradley Ronon Stevens & Young, LLP